JONES & HALEY, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES

Telephone 770-804-0500

Email:  jones@corplaw.net

Facsimile  770-804-0509

February 7, 2012

Ms. Pamela Long

Assistant Director

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn:  Ms. Sherry Haywood

RE:

Gysan Holdings, Inc. (“Registrant” or “Company”)

Registration Statement on Form S-1

Filed November 28, 2011

File No. 333-178199 (J&H File No. 3739.01)

Dear Ms. Long:

This firm represents Gysan Holdings, Inc. which filed a Form S-1 Registration Statement on November 28, 2011.  Your office provided comments to the referenced filing by your letter dated December 21, 2011 (the “Comment Letter”).  In your Comment Letter you requested that the Registrant file a cover letter with its next amendment to the Registration Statement, which provides responses to the numbered paragraphs of your Comment Letter and which provides any supplemental information requested.  At this time, we are submitting, on behalf of the Registrant, Amendment No. 1 to the Registration Statement on Form S-1 and we are also forwarding, as correspondence, a red-lined copy of the Registration Statement which highlights changes from the original filings.

The purpose of this letter is to facilitate your review by providing responses to your Comment Letter keyed to the paragraphs of your letter as requested, and to provide appropriate supplemental information as necessary.

Accordingly, our responses are as follows:

General.

1.

The Registration Statement has been amended to include audited financial statements for the periods ending October 31, 2010 and October 31, 2011, and related disclosures as required by Rule 8-08(b) of Regulation S-X.

Ms. Pamela Long

February 7, 2012

General

2.

We disagree that the transaction is a primary offering, due to the fact that all the Selling Shareholders, except 3, are not affiliates, they acquired their shares in a private placement in April, 2011, and they are not in the business of buying and selling securities.  In addition, the proceeds from the sale of the shares will be paid to the Selling Shareholders, and not to the Registrant.  Nonetheless, we do not view the use of Rule 415 as critical to the offering and, therefore, the offering price of the shares will remain at $.05 per share regardless of the development of a market for the shares, and the offering will not be made on a delayed basis.  The Registration Statement will be modified to reflect these changes.

3.

You state in your comment Number 3, that the Registrant is a development stage company with limited assets, no revenues from current operations, no firm commitments for raising additional financing to implement the business plan, no apparent operations, no products, and no definitive agreements to acquire or distribute products.  Based on those observations, you reached the conclusion that the Registration Statement should comply with Rule 419 of Regulation C.

These observations and the associated conclusion are incorrect.  The Registrant is a development stage company, but it has $102,573.00 in assets, which is sufficient to implement its business plan.  As a marketing company, it is unnecessary for the Registrant to own substantial assets.  Moreover, the Registrant certainly does have revenue from current operations.  In fact, its revenues from operations for the year ending October 31, 2010 were $58,662, and for the year ending October 31, 2011 they were $15,669.  The Registrant’s operations are sales operations and it is the distributor of the products.  The Company’s products are floor coverings, which it purchases from manufacturers for resale at the retail and wholesale levels.  All these operations are carried on through the Registrant’s wholly-owned operational subsidiary, Gysan Enterprises, Ltd.  As an operating Company, Rule 419 is not applicable to this offering.

In addition, Rule 419 is not applicable to this offering for the following reasons:  Rule 419 is a rule imposed upon securities offerings of corporations who meet the definition of a blank check company.  In contrast, this is not an offering by a corporation at all.  It is instead an offering by Selling Shareholders.  Therefore, Rule 419 does not apply to this offering.  Moreover, the Registrant is not a blank check company as defined in Rule 419.  Rule 419 defines a blank check company as “(i) a development stage company that has no specific business plan or purposes or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or other entity or person and (ii) is issuing penny stock as defined in Rule 3a51-1 under the Securities and Exchange Act of 1934.”  While it is true that the proposed offering probably qualifies as a penny stock under Rule 3a51-1, Registrant does have a specific business plan and it has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. On the contrary, the Registration Statement makes it clear that it is running an operating business, which is the purchase of floor coverings for resale at the retail level. Accordingly, Rule 419 is not applicable to the current offering, and if forced to comply with Rule 419, the offering cannot proceed.

Ms. Pamela Long

February 7, 2012

4.

Our officers, directors, and affiliates have not filed any Registration Statements with the United States Securities and Exchange Commission for any other company for which they have acted as promoters or in which they have a controlling interest.

5.

The proposed legal opinion of Jones & Haley, P.C. is hereby filed as Exhibit 5.1 to the Registration Statement.

Prospectus Summary, page 4

6.

The operations of Gysan Enterprises, Ltd. involves the sale of floor coverings which began in 2010.  These operations have been responsible for the generation of the revenues reported in the financial statements.  Gysan Holdings, Inc. began its operations on March 11, 2011, and it is merely a holding company with all operations taking place at the subsidiary level through Gysan Enterprises, Ltd.  The business section and the Prospectus Summary have been modified to describe these facts more clearly.

Risk Factors, page 5

7.

We have added a Risk Factor regarding management’s lack of prior experience in the sale of floor coverings.

Any Change to Government Regulation/Administration Practices…page 9

8.

In light of the fact that the company is not in a regulated industry, the risk factor dealing with government regulations has been deleted.

Our Officers and Directors Have Other Time Commitments That Will Prevent Them From Devoting Full-Time To Our Operations, Which May Affect Our Operations, page 9

9.

Our officers and directors anticipate that they will work for the Registrant  approximately 50% of their available time.  Accordingly, this Risk Factor will be modified to disclose the percentage of time they will allocate to the business of the Registrant.

Determination of Offering Price, page 12

10.

In light of our decision to make all sales at $.05 per share, as described in response to question no. 2 above, these references are no longer applicable, and we have removed all references to sales by the Selling Shareholder at the market or on the Pink Sheets.

Ms. Pamela Long

February 7, 2012

Selling Shareholders, page 12

11.

The Table of Selling Shareholders has been revised to reveal, by footnote, the natural persons who have voting and investment control over certain professional corporations that are listed as Selling Shareholders.

12.

Except for Alan Chan, Allan Fung, and Mario Todd, all Selling Shareholders received their shares in May, 2011 in a private placement as described under Item 15, Recent Sale of Registered Securities.  Alan Chan, Alan Fong, and Mario Todd received their shares in a private placement in April, 2011 for services rendered.  The Selling Shareholder Table has been revised to reflect this information.

Market for Common Equity and Related Stockholder Matters, page 18

13.

Registrant’s statement that it did not anticipate that any shares will be eligible for sale under Rule 144 until April 19, 2012 was based on the fact that most of the Selling Shareholders purchased their shares in a private placement in May, 2011.  Since the shares were sold in a private placement by a non-reporting company, the required holding period for Rule 144 purposes is one year.

Section (i) of Rule 144 is not applicable to the Registrant for the reasons set forth in the Adopting Release No. 33-8869, Footnote 172, which makes it clear that “Rule 144(i)(1)(i) is not intended to capture a “start up company”, or in other words, a company with limited operating history, in the definition of a reporting or non-reporting shell company as we believe that such a company does not meet the condition of having “no or nominal operations.”  This footnote describes the Registrant perfectly.  All start ups, by their very nature, have a limited operating history.  This is also true of the Registrant, but this does not mean that all start ups have no or nominal operations as described in Rule 144(i).  The Registrant was formed for the purpose of having an operating business and it has been engaged, through the acquisition of its subsidiary, as an operating business form the time it was formed.  Accordingly, the Registrant does not have no or nominal operations for purposes of Rule 144(i) and therefore Rule 144 should be available for the resale of the restricted securities held by the Selling Shareholders on or about April, 2012.

Certain Relationships and Related Transactions, page 35

14.

The information contained in footnote 4 has been added to the discussion under the heading “Certain Relationships”.

15.

The Registration Statement has been revised to disclose the promoters of the Company as well as any transactions with those promoters.

Ms. Pamela Long

February 7, 2012

Statements of Cash Flows, page 40

16.

The statement of cash flows for the July 31, 2011 financial statement has been removed and new financial statements for the period ending October 31, 2010 and 2011 have been included in the Registration Statement.  The ending cash and cash equivalent balances now agree between the statement of cash flows and the balance sheet.

Statement of Stockholders’ Equity, page 41

17.

The statement of Stockholders’ Equity has been restated retrospectively.

Item 15.  Recent Sales of Unregistered Securities, page 48

18.

This item has been revised to identify the names of the persons to whom unregistered securities were sold.

19.

The share exchange with Gysan Enterprises, Ltd. was a stock for stock exchange, and the shareholders of Gysan Enterprises, Ltd. received 7,150,000 shares of the common stock of the Registrant in return for their 110 shares of Gysan Enterprises, Ltd.  No cash or other consideration was transferred in connection with this transaction.  This item has been revised to reflect this information.

20.

The information under Recent Sales of Unregistered Securities was revised to reflect the facts relied on in asserting each investors suitability.

Item 16.  Exhibit and Financial Statements Schedules, page 49

21.

The Share Exchange Agreement between Gysan Holdings, Inc. and Gysan Enterprises, Ltd. has been filed as Exhibit 2.1 to the Amended Registration Statement.

Signatures, page 51.

22.

The signature page was revised to include the signature of the principal accounting officer pursuant to the instructions of Form S-1.

*     *     *     *     *

We trust these comments are helpful in facilitating your review of the Registrant’s Registration Statement.  We appreciate your response to our filing.  If you should have any

Ms. Pamela Long

February 7, 2012

questions with regard to the responses contained in this letter or if you need clarification of the issues discussed herein, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.,

a professional corporation

By:  /s/  Richard W. Jones

Richard W. Jones

RWJ:sd

cc

Winnie W.L. Fong